

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Gregory A. Beard
Chief Executive Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 29th Floor
New York, NY 10022

      Re: Stronghold Digital Mining, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 31, 2021
           File No. 333-258188

Dear Mr. Beard:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

Amendment No.1 to Form S-1 filed on August 31, 2021

Unaudited Pro Forma Consolidated Financial Information
Pro Forma Balance Sheet for June 30, 2021, page 76

1.   We note your response to prior comment 3. Please revise to disclose why you do not give effect to the Tax Receivable Agreement in your pro forma financial statements. Also, quantify in this disclosure the estimated maximum payment that the Company may be required to make under the Tax Receivable Agreement if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after the offering.

2. We note your response to prior comment 4. Please revise to clarify the terms and conditions of the master equipment financing agreement with Arctos Credit, LLC. Tell us what consideration you gave to including amortization expense relating to debt issuance costs and interest expense in your pro forma adjustments.

3. We note your response to prior comment 10. Mezzanine equity is not permanent equity and it should not be presented in any way that may suggest otherwise. Remove the line-items "Total stockholders' deficiency or members' equity - excluding mezzanine equity" and "Total stockholders' deficiency or members' equity - including mezzanine equity" from the pro forma balance sheet.

4. We note your response to comment 11. We also note that after the completion of the offering, you will be considered a controlled company as Q Power and its affiliates will collectively hold more than 50% of the voting power for the election of directors of the Company. Therefore, under its redemption right and the Stronghold Inc. Call Right, it will ultimately be at the discretion of Q Power whether or not Stronghold Inc. will provide it with stock or cash. As previously requested, reclassify the non-controlling interests in Stronghold LLC outside of permanent equity in the pro forma balance sheet pursuant to ASC 480-10-S99-3A and revise the related disclosures throughout your filing so that the nature and substance of the redemption feature is wholly transparent.

5. Disclose in footnote (a) the details of your accounting for the Arctos/NYDIG Financing Agreement so that it is clear how you calculated the adjustment amount.

6. With a view towards clarifying footnote disclosure, please explain to us why cash was not reduced in the same amount as the equipment deposit in pro forma adjustment (c). Disclose and tell us where the offset of this adjustment was recorded in the pro forma balance sheet.

7. Disclose the nature of the adjustments to Current portion of long-term debt and Long-term debt in a pro forma footnote, including an explanation for how the amounts were calculated.

8. Revise the disclosure in footnote (d) so that it supports in sufficient detail the adjustment amounts referenced in the pro forma balance sheet.

Comparison of Non-GAAP Financial Measure, page 95

9. We note your response to prior comment 18. Please explain why excluding gains related to waste coal credits, renewable energy credits, commission on sale of ash, and extinguishment of EIDL advance is appropriate in accordance with Question 100.03 of the C&DI.

Note to Audited Combined Financial Statements December 31, 2020 and 2019
Note 2. Significant Accounting Policies
Segment Reporting, page F-51

10. In the Segment Results' tables beginning on page 87 you present more than one profit measure for each of your segments: net operating income/(loss) as the first measure and net income/(loss) for each segment as the second measure. ASC 280-10-50-22 requires disclosure of a single measure of segment profit or loss and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss. As a result, please address the following:
   • Tell us which of the two sets of measures is your single measure of segment profit or loss and explain why, referencing the authoritative literature you rely upon to support your position.
   • Revise all applicable disclosures to present only that single measure of segment profit or loss for each segment and reconcile this measure to your consolidated income measure as required by ASC 280-10-50-30b.
   • Tell us whether you intend to continue to disclose the second measure in your Management's Discussion and Analysis and, to the extent you anticipate doing so, represent to us that you will identify it as a non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3379 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shelley Barber